FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of July 2003.
Total number of pages: 5 .
The exhibit index is located on page 2.

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KUZETONOSHIRO-CHO,

MINAMI-KU,KYOTO 601-8205 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. English translation of Notice, dated June 25, 2003, concerning the Resolution at the 30th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its by its behalf by the undersigned, thereto duly authorized.

NIDEC CORPORATION /s/ Hiroshi Toriba Senior Director, Invetor Relations and Corporate Planning

Date:  July 16, 2003

[translation]

June 25, 2003

Dear Shareholders:

The 30th Annual General Meeting of Shareholders

The following are reported and resolved at the 30th annual General Meeting of Shareholders held on this day.

※※※※※※※※※※※※※※※※※※※※

– Matters Reported:

The business report, balance sheet and statement of income with respect to the 30th fiscal period from April 1, 2002 to March 31, 2003

The above fiscal statements were given out.

– Matters Acted Upon:

Proposal No. 1:

To approve the proposed appropriation of profits with respect to the 30th fiscal period

The matter was approved in its original proposal. A cash divided distribution in made at the rate of 15 yen, including an increased dividend of 5 yen per share, and with the interim dividend of 10 yen per share, the aggregate annual dividends total 25 yen per share.

Proposal No. 2:

To purchase its own shares

The matter was approved in its original proposal. Nidec Corporation acquires its one million shares and at the price up to ¥10 billion during the time from the close of this General Meeting on to the close of the next Annual General Meeting.

Proposal No. 3:

To amend partly the articles of incorporation

The matter was approved in its original proposal Principal amended parts are alteration of the original provisions of articles of incorporation necessitated by amendment of Commercial Code and change of the objects of the wholly-owned affiliated company on the condition of approval of Proposal No.6.

Proposal No. 4:

To elect fourteen directors

Thirteen directors, Mr. Shigenobu Nagamori, Hiroshi Kobe, Toriyama Yasunobu, Kenji Sawamura, Yasuo Hamaguchi, Kensuke Tanabe, Yoshiharu Kinugawa, Seiji Hashimoto, Seizaburo Kawaguchi, Toshihiro Kimura, Norio Nomura, Seiichi Hattori, and Tetsuo Inoue were re-elected and resumed office and one director, Mr. Satoru Kaji was newly elected and took office.

Proposal No. 5:

To elect three corporate auditors

Mr. Hideo Asahina, Tadayosi Sano, and Tsutomu Katsuyama were elected auditor and took office.

Proposal No. 6:

To approve the contract between Nidec Corporation and Nidec-Shimpo Corporation for the exchange of shares

The matter was approved in its original proposal and the contract between Nidec and Nidec-Shimpo Corporation for the exchange of shares was approved.

Proposal No. 7:

To grant a retirement allowance to retiring directors and corporate auditors for their meritorious service

A retirement allowance was approved to be granted to two retiring directors, Mr. Yuzo Suzuki and Mr. Kouichi Yamamoto and three retiring corporate auditors, Mr. Teruo Mori, Mr. Shoji Tamura and Mr. Mahito Kamei, for their meritorious service within a specified range according to the Corporation’s standards.  As a standard for setting allowances, the basic remuneration for them will be calculated based on the amount of time in office and their responsibilities, The decision as to the exact amounts to be granted and the time and the method of payment was entrusted to Board of Directors and Board of Corporate Auditors.

Selection and Appointment of Directors:

At the Board of Directors meeting held after General Meeting, Directors were selected and appointed as follows and took office respectively.

Chairman, President & CEO ： Shigenobu Nagamori

Executive Vice-President &COO ： Hiroshi Kobe

Executive Vice-President &CFO： Yasunobu Toriyama

Senior Managing Director ： Kenji Sawamura

Senior Managing Director ： Yasuo Hamaguchi

Managing Director ： Kensuke Tanabe

Managing Director ： Yoshiharu Kinugawa

Managing Director ： Seiji Hashimoto

The following full-time auditors were elected by mutual vote and took office.

Senior Corporate Auditor ： Hideo Asahina

Senior Corporate Auditor ： Tadayosi Sano

Senior Corporate Auditor ： Yoichi Ichikawa

The resigned Yuzo Suzuki took office as Director-President Nidec(Zhejiang)Co., Ltd. and Kouichi Yamamoto as Chairman of Board of Directors of Nidec Singapore Pte. Ltd..

Payment of Dividends to Shareholders of:

Methods of dividends payment to shareholders for the 30th peiod as resolved at the General Meeting are as follows.

1)

Shareholders designating the bank transfer payment can refer to the enclosed “The Statement of the Dividends and the Bank of Transfer Payment”.

2)

Shareholders designating otherwise can receive dividends using the enclosed “Notice of Dividends Payment through Post Office” at the near-by post office during the period of payment (June 26-July 31, 2003)

Sincerely yours,

Shigenobu Nagamori

Chairman, President & CEO

Nidec Corporation

338 Tonoshiro-cho, Kuze, Minami-ku,

Kyoto 601-8205 Japan.